EXHIBIT  8

Explanation of the report that the company’s capex for the next year will be NT$37 billion

Date of events: 2012/10/05

Contents:

1.Name of the reporting media: Economic Daily

2.Date of the report:2012/10/05

3.Content of the report: The company’s capex for the next year will be NT$37 billion

4.Summary of the information provided by investors: None

5.Company’s explanation of the reportage or provided information: The reported capex amount was merely the reporter’s speculation. The budget for capex will depend on the Company’s annual actual demand. Any financial forecast information will be disclosed after the board’s approval.

6.Countermeasures: None

7.Any other matters that need to be specified: None